June 15, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

       Re: CANNAPOWDER, INC.
           Registration Statement on Form 10
           Filed April 30, 2018
           File No. 000-26027

Dear Mr. Carmel:

        We issued comments to you on the above captioned filing on May 25, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 25, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Jeff Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.



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